EXHIBIT 12.2

TEXTRON INC.

INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 28, 2013

Fixed charges:

Interest expense*	$134
Estimated interest portion of rents	8

Total fixed charges	$142

Income:
Income from continuing operations before income taxes	$451
Fixed charges	142

Adjusted income	$593

Ratio of income to fixed charges	4.18

*       Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.